Lang Michener LLP
BARRISTERS & SOLICITORS

Vancouver Toronto Ottawa	1500 - 1055 West Georgia Street, P.O. Box 11117 Vancouver, British Columbia, Canada V6E 4N7 Telephone (604) 689-9111 Facsimile (604) 685-7084

File Number: 57832-3

Web site: www.langmichener.com

Direct Line: (604) 691-7439
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E-Mail: akagna@lmls.com

August 31, 2006

BY EDGAR CORRESPONDENCE
AND COURIER MAIL STOP 7010

The United States Securities
    and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-7010

Attention: Jason Wynn

Dear Sirs/Mesdames:

Nord Resources Corporation
Amendment No. 3 to Preliminary Schedule 14A for the 2006 Annual General Meeting
Filed August 31, 2006
SEC File No. 001-08733

We have filed Amendment No. 3 to the Preliminary Schedule 14A Proxy Statement for Nord Resources Corporation. We are transmitting to you two copies of the marked version showing changes made from Amendment No. 2 filed June 30, 2006. No changes were made to Exhibits A, B or E, which are not included in the enclosed.

Please contact me should you have any comments or questions with respect to the enclosed.

Yours truly,

/s/ Anita B. Kagna

Anita B. Kagna
for Lang Michener LLP

ABK/lmr
Encls.